

October 19, 2010

Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

> **Re: Nautilus, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 01-31321**

Dear Mr. Fish:

We have reviewed your response letter dated October 12, 2010 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to Condensed Consolidated Financial Statements
Note (2) Discontinued Operations, page 7

1. Refer to your response to our prior comment 1. You indicated in part C of the response that you complied with each of the provisions of ASC 205-20-45-3, in particular "A gain or loss recognized on the disposal shall be disclosed either on the face of the income statement or in the notes to financial statements." This disclosure is also specified in ASC 205-20-50-1(b). Your response indicates a loss of $5,399 on completed transactions in the quarter ended March 31, 2010, but we did not identify disclosure of this in the Form 10-Q for the fiscal quarter ended March 31, 2010 or June 30, 2010. This amount appears to be material to the results of each period. Please disclose this amount, and any material individual and cumulative gains or losses for disposal transactions, in future periods reported to the extent appropriate, starting with the Form 10-Q for the fiscal quarter ended September 30, 2010.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief